Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, New York 10112

January 11, 2008

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549
Attention: Mr. Ronald Alper

Re:           Polaris Acquisition Corp.
Registration Statement on Form S-1
File No. 333-145759

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), the undersigned hereby joins in the request of Polaris Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 2:00 p.m. EST on January 11, 2008, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between November 28, 2007 and the date hereof, 2000 copies of the Preliminary Prospectus dated November 28, 2007 have been distributed as follows: 1000 to prospective underwriters and dealers, 500 to institutional investors, 500 to retail investors and 0 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LAZARD CAPITAL MARKETS LLC

By:  /s/ David G. McMillan, Jr.______
Name: David G. McMillan, Jr.
Title: Managing Director

POLARIS ACQUISITION CORP.
2200 Fletcher Avenue, 4th Floor
Fort Lee, New Jersey 07024

January 11, 2008

VIA EDGAR AND TELECOPY (202) 772-9206
Mr. John D. Reynolds
Assistant Director
United States Securities and
Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:       Polaris Acquisition Corp. (the "Company")
Registration Statement on Form S-1 originally filed August 29, 2007
(File No. 333-145759) ( the "Registration Statement")

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 2:00 P.M., Friday, January 11, 2008, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Very truly yours,

POLARIS ACQUISITION CORP.

By:  /s/ Lowell D. Kraff
Lowell D. Kraff, President

Graubard Miller

The Chrysler Building
405 Lexington Avenue
New York, N.Y. 10174-1901
(212) 818-8800
TELECOPIER: (212) 818-8881

TELECOPY TRANSMITTAL

Please deliver the following material as soon as possible

	Recipient	Company	Telecopy Number	Telephone Number
1.	Ronald Alper	SEC	202-772-9206

From:	Direct Dial No.:	Email Address:
Jeffrey M. Gallant	(212) 818-8638	jgallant@graubard.com
Number of Pages (including this page): 3
Remarks: Polaris Acquisition Corp.

• one year after the consummation of a business combination;

• the last sales price of our common stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period commencing after the consummation of our business combination; or

•  we consummate a subsequent liquidation, merger, stock exchange or other similar transaction that results in our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Additionally, on the date of this prospectus, the purchasers of the insider warrants will place such warrants into a separate escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), the insider warrants will not be transferable during the escrow period and will not be released from escrow until 45 days after the completion of our business combination.

Right of First Review
In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers has agreed, until the earliest of a business combination, our liquidation or such time as he or she ceases to be an officer, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have (including those described below).

Each of Messrs. Byron, Kraff, Palmer and Stone has a pre-existing fiduciary obligation to Trivergance, LLC. Mr. Boorstein has a pre-existing fiduciary obligation to Granite Creek Partners, LLC. Mr. Oran has a pre-existing fiduciary obligation to Roxbury Capital Group LLC. Additionally, Mr. Byron and Trivergance are parties to an operating agreement with MG, LLC, d/b/a Tranzact and certain other related entities. The operating agreement contains a non-competition clause that generally provides that Mr. Byron, Trivergance and any of their affiliates (which would include Lowell D. Kraff, David Palmer and Jerry Stone) will not, during the term of the operating agreement, engage, directly or indirectly, in certain covered businesses. Additionally, if Mr. Byron, Trivergance or their affiliates were to try to acquire a covered business, they would be obligated to simultaneously offer both Tranzact and certain entities related to Veronis Suhler Stevenson the right to acquire such covered business first. For a complete discussion of our officers and directors pre-existing fiduciary and contractual obligations and the potential conflicts of interest related therewith, see the section titled "Management".

Determination of offering size
We agreed to an offering size of $180 million based on the previous transactional experience of our principals. We also considered the size of the offering to be an amount we and the underwriters believed to be successfully received given market conditions, our proposed industry focus and the size of initial public offerings of other similarly structured blank check companies.

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• one year after the consummation of a business combination;

• the last sales price of our common stock equals or exceeds $18.00 per share for any 20 trading days within any 30-trading day period commencing after the consummation of our business combination; or

•  we consummate a subsequent liquidation, merger, stock exchange or other similar transaction that results in our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Additionally, on the date of this prospectus, the purchasers of the insider warrants will place such warrants into a separate escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, (such as transfers to relatives and trusts for estate planning purposes, while remaining in escrow), the insider warrants will not be transferable during the escrow period and will not be released from escrow until 45 days after the completion of our business combination.

Right of First Review
In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our officers has agreed, until the earliest of a business combination, our liquidation or such time as he or she ceases to be an officer, to present to our company for our consideration, prior to presentation to any other entity, any suitable business opportunity which may reasonably be required to be presented to us, subject to any pre-existing fiduciary or contractual obligations he might have (including those described below).

Marc V. Byron and Trivergance are parties to an operating agreement with MG, LLC, d/b/a Tranzact and certain other related entities. Tranzact is a leader in providing end-to-end technology-driven customer acquisition solutions to the financial services and media and telecommunications sectors. The operating agreement contains a non-competition clause that generally provides that Mr. Byron, Trivergance and any of their affiliates (which would include Lowell D. Kraff, David Palmer and Jerry Stone) will not, during the term of the operating agreement, engage, directly or indirectly, in a business that is directly engaged in:

• designing, managing and executing direct marketing and order management programs and systems as a service provider (a "covered business"); or

• providing any lead generation business that is not incidental to such person's primary business (also a "covered business"); or

•  any activities that are otherwise competitive with a material portion of the service provider business of Tranzact as then conducted, or which Tranzact, or its subsidiaries, has taken material steps toward conducting.

Additionally, if Mr. Byron, Trivergance or their affiliates were to try to acquire a covered business, they would be obligated to simultaneously offer both Tranzact and certain entities related to Veronis Suhler Stevenson the right to acquire such covered business first. The foregoing may hinder our ability to complete a business combination with a covered business or in the same line of business that Trazact operates. For a complete discussion of the potential conflicts of interest, see the section titled "Management – Conflicts of Interest".

Determination of offering size
We agreed to an offering size of $180 million based on the previous transactional experience of our principals. We also considered the size of the offering to be an amount we and the underwriters believed to be successfully received given market conditions, our proposed industry focus and the size of initial public offerings of other similarly structured blank check companies.

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